UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement Under Section 13(e) of

the Securities Exchange Act of 1934

(Amendment No. 2)

FIRST FARMERS AND MERCHANTS CORPORATION

(NAME OF THE ISSUER)

FIRST FARMERS AND MERCHANTS CORPORATION

FFMC MERGER CORPORATION

M. DARLENE BAXTER

JONATHAN M. EDWARDS

THOMAS NAPIER GORDON

DALTON M. MOUNGER

TIMOTHY E. PETTUS

PATRICK J. RILEY

MATTHEW M. SCOGGINS, JR.

T. RANDY STEVENS

W. LACY UPCHURCH

BRIAN K. WILLIAMS

DR. DAVID S. WILLIAMS

BARRY B. WHITE

ROBERT E. KRIMMEL

 (NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, $10.00 PAR VALUE

(TITLE OF CLASS OF SECURITIES)

320148109

(CUSIP NUMBER OF CLASS OF SECURITIES)

ROBERT E. KRIMMEL

CHIEF FINANCIAL OFFICER

FIRST FARMERS AND MERCHANTS CORPORATION

816 SOUTH GARDEN STREET

COLUMBIA, TENNESSEE 38401

(931) 388-3145

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

E. MARLEE MITCHELL, ESQ. RICHARD T. HILLS, ESQ. WALLER LANSDEN DORTCH & DAVIS, LLP 511 UNION STREET, SUITE 2700 NASHVILLE, TENNESSEE 37219 (615) 244-6380

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,422,364	$344.64

*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. This amount assumes the acquisition of 113,136 shares of common stock of the subject company estimated to be acquired from shareholders in the merger to which this Rule 13e-3 Transaction Statement relates for $30.25 per share, excluding amounts paid to any dissenting shareholders.

**

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $344.64	Filing Party: First Farmers and Merchants Corporation

Form or Registration No.: Schedule 14A	Date Filed: March 1, 2016

INTRODUCTION

                This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) First Farmers and Merchants Corporation, a Tennessee corporation (“First Farmers”), (2) FFMC Merger Corporation, a newly formed, wholly owned subsidiary of First Farmers (“merger subsidiary”) and (3) each of M. Darlene Baxter, Jonathan M. Edwards, Thomas Napier Gordon, Dalton M. Mounger, Timothy E. Pettus, Patrick J. Riley, Matthew M. Scoggins, Jr., T. Randy Stevens, W. Lacy Upchurch, Brian K. Williams, Dr. David S. Williams, Barry B. White and Robert E. Krimmel  in connection with the proposed merger of merger subsidiary with and into First Farmers, with First Farmers being the surviving corporation following the merger. The merger will be effectuated pursuant to an Agreement and Plan of Merger, dated as of February 16, 2016 (the “merger agreement”), between First Farmers and merger subsidiary.

                Subject to the terms of the merger agreement, (1) each share of First Farmers’ common stock, par value $10.00 per share (“First Farmers common stock”), held by a shareholder who owns, at the effective time of the merger, fewer than 400 shares of First Farmers common stock in the aggregate will be converted into the right to receive $30.25 in cash from First Farmers, and (2) each share of First Farmers common stock held by a shareholder who owns, at the effective time of the merger, 400 or more shares of First Farmers common stock in the aggregate will not be effected by the merger and will remain a validly issued and outstanding share of First Farmers common stock after the merger.

                This Schedule 13E-3 is being filed with the SEC concurrently with a preliminary proxy statement (“Proxy Statement”) filed by First Farmers under Regulation 14A of the Exchange Act pursuant to which the holders of the First Farmers common stock will be given notice of the annual meeting of shareholders of First Farmers (the “annual meeting”) at which they will be asked to consider and vote upon (1) a proposal to approve the merger agreement, (2) a proposal to approve the election of nominees as directors and (3) to transact any other business that may be properly brought before the annual meeting. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item in this Schedule 13E-3. The information contained in the Proxy Statement, including all exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the exhibits, appendices and annexes thereto. All information contained in this Schedule 13E-3 concerning First Farmers has been supplied by First Farmers. A copy of the merger agreement is attached as Appendix A to the Proxy Statement filed by First Farmers contemporaneously herewith.

                As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect completion or amendment of the Proxy Statement.

                The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

                All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

Item 1     Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet”

• “Questions and Answers”

Item 2     Subject Company Information

(a)            Name and Address. First Farmers is the subject company. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

                • “Proposal I: Approval of the Merger Agreement – Parties to the Merger”

(b)           Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet – Shares Entitled to Vote and Vote Required”

• “The Annual Meeting – Shares Entitled to Vote; Quorum and Vote Required”

(c)            Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

                • “Information About First Farmers and its Affiliates – Market for Common Stock and Dividends”

(d)           Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

                • “Information About First Farmers and its Affiliates – Market for Common Stock and Dividends”

(e)            Prior Public Offerings. Not applicable.

(f)            Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

                • “Information About First Farmers and its Affiliates – First Farmers Common Stock Purchase and Sale Information”

Item 3     Identity and Background of Filing Person

(a)            Name and Address. First Farmers is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Proposal I: Approval of the Merger Agreement – Parties to the Merger”

                • “Information About First Farmers and its Affiliates – Directors and Executive Officers of First Farmers”

                • “Information About First Farmers and its Affiliates – Security Ownership of Certain Beneficial Owners and Management”

(b)           Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Proposal I: Approval of the Merger Agreement – Parties to the Merger”

                 During the last five years, neither FFMC Merger Corporation nor, to its knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Each executive officer and director of First Farmers is a citizen of the United States of America.

(c)            Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

                • “Information About First Farmers and its Affiliates – Directors and Executive Officers of First Farmers”

                During the last five years, neither First Farmers nor, to its knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Each executive officer and director of First Farmers is a citizen of the United States of America.

Item 4     Terms of the Transaction

(a)-(1)      Material Terms- Tender Offers. Not applicable.

(a)-(2)      Material Terms- Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Summary Term Sheet”

                • “Special Factors – Purpose and Reasons for the Merger”

                • “Special Factors – Alternatives Considered”

                • Special Factors – Background of the Going Private Merger Proposal”

                • “Special Factors – Potential Disadvantages of the Merger”

                • “Special Factors – Effects of the Merger on First Farmers”

                • “Special Factors – Effects of the Merger on Shareholders Generally”

                • “Special Factors – Effects of the Merger on Affiliated Shareholders”

                • “Special Factors – Anticipated Accounting Treatment”

                • “Special Factors – Material U.S. Federal Income Tax Consequences”

                • “The Annual Meeting – Shares Entitled to Vote; Quorum and Vote Required”

                • “Proposal I: Approval of the Merger Agreement – Structure of the Merger”

                • “Proposal I: Approval of the Merger Agreement – Conversion of Shares in the Merger”

(c)            Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Summary Term Sheet”

                • “Special Factors – Background of the Going Private Merger Proposal”

                • “Special Factors – Effects of the Merger on First Farmers”

                • “Special Factors – Effects of the Merger on Shareholders Generally”

                • “Special Factors – Effects of the Merger on Affiliated Shareholders”

                • “Special Factors – Example of Merger Results”

                • “Proposal I: Approval of the Merger Agreement – Structure of the Merger”

                • “Proposal I: Approval of the Merger Agreement – Conversion of Shares in the Merger”

(d)           Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Summary Term Sheet – Dissenters’ Rights of Shareholders”

                • “Proposal I: Approval of the Merger Agreement – Dissenters’ Rights of Shareholders”

                • Appendix C of the Proxy Statement

(e)            Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Special Factors – Background of the Going Private Merger Proposal”

                • “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal”

(f)            Eligibility for Listing or Trading. Not applicable.

Item 5     Past Contracts, Transactions, Negotiations and Agreements

(a)            Transactions. Many of the directors and executive officers of First Farmers and their associates, which include corporations, partnerships and other organizations in which they are officers or partners or in which they and their immediate families have at least a 5% interest, are customers of First Farmers’ wholly-owned subsidiary, First Farmers and Merchants Bank, a Tennessee state-chartered bank (the “Bank”). Since January 1, 2014, the Bank made loans in the ordinary course of business to certain of the directors and executive officers of First Farmers and their associates, all of which were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with First Farmers and did not involve more than the normal risk of collectability or present other unfavorable features. Loans to directors and executive officers of First Farmers are subject to limitations contained in the Federal Reserve Act the principal effect of which is to require that extensions of credit by the Bank to executive officers and directors and their associates satisfy the foregoing standards. As of December 31, 2015, all of such loans aggregated $4.3 million, which was approximately 4% of First Farmers’ Tier I capital at such date. First Farmers expects the Bank to continue to enter into such transactions, or transactions on a similar basis, with the directors and executive officers of First Farmers and the Bank and their associates in the future.

(b)           Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Special Factors – Background of the Going Private Merger Proposal”

                • “Special Factors – Alternatives Considered”

                • “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal”

                • “Special Factors –Conduct of First Farmers’ Business After the Merger”

                • Appendix A of the Proxy Statement

(c)            Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Special Factors – Background of the Going Private Merger Proposal”

                • “Special Factors – Alternatives Considered”

                • “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal”

                • “Special Factors –Conduct of First Farmers’ Business After the Merger”

                • Appendix A of the Proxy Statement

(e)            Agreements Involving the Subject Company’s Securities. None.

Item 6     Purposes of the Transaction and Plans or Proposals

(b)           Use of Securities Acquired. The shares of First Farmers common stock converted in the merger into the right to receive $30.25 in cash will, after the merger, be accounted for by First Farmers as shares authorized and unissued and will be available for issuance in the future.

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Summary Term Sheet”

                • “Special Factors – Background of the Going Private Merger Proposal”

                • “Special Factors – Conduct of First Farmers’ Business After the Merger”

                • “Special Factors – Effects of the Merger on First Farmers”

                • “Information About First Farmers and its Affiliates – Market for Common Stock and Dividends”

                • “Proposal I: Approval of the Merger Agreement”

                • Appendix A of the Proxy Statement

                • “Proposal II: Election of Directors”

Item 7     Purposes, Alternatives, Reasons an Effects

(a)            Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Summary Term Sheet – Reasons for the Merger”

                • “Special Factors – Purpose and Reasons for the Merger”

                • “Special Factors – Background of the Going Private Merger Proposal”

(b)           Alternatives. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

                 • “Special Factors – Alternatives Considered”

(c)            Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                 • “Summary Term Sheet – Reasons for the Merger”

                • “Special Factors – Purpose and Reasons for the Merger”

                • “Special Factors – Background of the Going Private Merger Proposal”

(d)           Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Summary Term Sheet”

                • “Special Factors – Purpose and Reasons for the Merger”

                • “Special Factors – Potential Disadvantages of the Merger”

                • “Special Factors – Effects of the Merger on First Farmers”

                • “Special Factors – Effects of the Merger on Shareholders Generally”

                “Special Factors – Effects of the Merger on Affiliated Shareholders”

                • “Special Factors – Examples of Merger Results”

                • “Special Factors – Material U.S. Federal Income Tax Consequences”

                • “Special Factors – Conduct of First Farmers’ Business After the Merger”

Item 8     Fairness of the Transaction

(a)-(e)      Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Summary Term Sheet – Fairness of the Transaction”

                • “Summary Term Sheet – Shares Entitled to Vote and Vote Required”

                • “Special Factors – Purpose and Reasons for the Merger”

                • “Special Factors – Background of the Going Private Merger Proposal”

                • “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal”

                • “Special Factors – Determination of Fairness by Merger Subsidiary and Filing Persons”

                • “Special Factors – Opinion of Independent Financial Advisor”

                • “Special Factors – Potential Disadvantages of the Merger”

(f)            Other Offers. Not applicable.

Item 9     Reports, Opinions, Appraisals, and Certain Negotiations

(a)            Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Special Factors – Background of the Going Private Merger Proposal”

                • “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal”

                • “Special Factors – Determination of Fairness by Merger Subsidiary and Filing Persons”

                • “Special Factors – Opinion of Independent Financial Advisor”

                • Appendix B to the Proxy Statement

(b)           Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Special Factors – Background of the Going Private Merger Proposal”

                • “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal”

                • “Special Factors – Determination of Fairness by Merger Subsidiary and Filing Persons”

                • “Special Factors – Opinion of Independent Financial Advisor”

                • Appendix B to the Proxy Statement

(c)            Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Special Factors – Opinion of Independent Financial Advisor”

                • “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal”

                • “Where You Can Find More Information”

                • Appendix B to the Proxy Statement

Item 10   Source and Amounts of Funds or Other Consideration

(a)            Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Summary Term Sheet – Financing of the Merger”

                • “Special Factors – Effects of the Merger on First Farmers”

                • “Proposal I: Approval of the Merger Agreement – Source of Funds and Expenses”

(b)           Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Summary Term Sheet – Financing of the Merger”

                • “Special Factors – Effects of the Merger on First Farmers”

                • “Proposal I: Approval of the Merger Agreement – Source of Funds and Expenses”

(c)            Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Special Factors – Fees and Expenses”

                • “Unaudited Pro Forma Consolidated Financial Information”

                • “Proposal I: Approval of the Merger Agreement – Source of Funds and Expenses”

(d)           Borrowed Funds. Not applicable.

Item 11   Interest in Securities of the Subject Company

(a)            Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

                • “Information About First Farmers and its Affiliates – Security Ownership of Certain Beneficial Owners and Management”

(b)           Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

                • “Information About First Farmers and its Affiliates –First Farmers Common Stock Purchase and Sale Information”

                Additionally, First Farmers and Merchants Bank has established the First Farmers and Merchants Bank Profit Sharing Plan (the “Plan”), which covers eligible employees of First Farmers and Merchants Bank. First Farmers and Merchants Bank serves as trustee of the Plan. The Plan is authorized to hold First Farmers common stock.The Plan has not purchased or sold any shares of First Farmers common stock during the past sixty days.

Item 12   The Solicitation or Recommendation

(d)-(e)      Intent to Tender or Vote in a Going Private Transaction; Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                • “Summary Term Sheet – Shares Entitled to Vote and Vote Required”

                • “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal”

                • “The Annual Meeting – Shares Entitled to Vote; Quorum and Vote Required”

Item 13   Financial Statements

(a)            Financial Information.

                The audited consolidated financial statements of First Farmers as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 are incorporated by reference in the Proxy Statement from First Farmers’ Annual Report on Form 10-K for the year ended December 31, 2015. The information set forth in the Proxy Statement under the following captions  is incorporated herein by reference:

                • “Where You Can Find More Information”

                • “Selected Historical Consolidated Financial Data”

(b)           Pro forma Information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

                • “Unaudited Pro Forma Consolidated Financial Information”

Item 14   Persons/Assets Retained, Employed, Compensated or Used

(a)-(b)      Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

                • “The Annual Meeting – Solicitation of Proxies and Expenses”

Item 15   Additional Information

(b)           Other Material Information.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

                • “Information About First Farmers and its Affiliates –Executive Compensation – Potential Payments Upon Termination or Change-in-Control”

Item 16   Exhibits

(a)(i)        Preliminary Proxy Statement on Schedule 14A, including all appendices thereto, filed by First Farmers with the SEC on March 28, 2016 (incorporated herein by reference) (the “Proxy Statement”).

(a)(ii)       Press Release issued by First Farmers on November 20, 2105 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by First Farmers with the SEC on November 20, 2015).

(b)           Not applicable.

(c)(i)        Opinion of Sheshunoff & Co., dated February 23, 2016 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(ii)       Valuation Discussion for the Board of Directors presented by Sheshunoff & Co., dated as of February 16, 2016.

(c)(iii)      Valuation Discussion for the Board of Directors presented by Sheshunoff & Co., dated as of November 17, 2015.

(d)           Agreement and Plan of Merger, dated as February 16, 2016, by and between First Farmers and FFMC Merger Corporation (incorporated herein by reference to Appendix A to the Proxy Statement).

(f)            Chapter 23 of the Tennessee Business Corporation Act (incorporated herein by reference to Appendix C of the Proxy Statement).

(g)           Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE	FIRST FARMERS AND MERCHANTS CORPORATION

March 28, 2016	By:	/s/ T. RANDY STEVENS
T. Randy Stevens, Chairman and Chief Executive Officer

DATE	FFMC MERGER CORPORATION

March 28, 2016	By:	/s/ BRIAN K. WILLIAMS
Brian K. Williams, President

POWER OF ATTORNEY

This Schedule 13E-3 has been signed below by the following persons as Filing Persons and on the date indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints T. Randy Stevens and Brian K. Williams as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Schedule 13E-3, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act on behalf of the undersigned required to be done in connection therewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2016	*
M. Darlene Baxter, Director

Dated: March 28, 2016	*
Jonathan M. Edwards, Director

Dated: March 28, 2016	*
Thomas Napier Gordon, Director

Dated: March 28, 2016	*
Dalton M. Mounger, Director

Dated: March 28, 2016	/s/TIMOTHY E. PETTUS
Timothy E. Pettus, Director and Vice Chairman

Dated: March 28, 2016	*
Patrick J. Riley, Director

Dated: March 28, 2016	*
Matthew M. Scoggins, Jr., Director

Dated: March 28, 2016	/s/ T. RANDY STEVENS
T. Randy Stevens, Director, Chairman and Chief Executive Officer

Dated: March 28, 2016	*
W. Lacy Upchurch, Director

Dated: March 28, 2016	/s/ BRIAN K. WILLIAMS
Brian K. Williams, President

Dated: March 28, 2016	*
Dr. David S. Williams, Director

Dated: March 28, 2016	/s/ BARRY B. WHITE
Barry B. White, General Counsel

Dated: March 28, 2016	/s/ ROBERT E. KRIMMEL
Robert E. Krimmel, Chief Financial Officer

* By Brian K. Williams, as attorney-in-fact, pursuant to a Power of Attorney executed by the persons listed above, which Power of Attorney has previously been filed with the Securities and Exchange Commission.

/s/ BRIAN K. WILLIAMS
Brian K. Williams, Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Description

(a)(i)	Preliminary Proxy Statement on Schedule 14A, including all appendices thereto, filed by First Farmers with the SEC on March 28, 2016 (incorporated herein by reference) (the “Proxy Statement”).

(a)(ii)

Press Release issued by First Farmers on November 20, 2105 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by First Farmers with the SEC on November 20, 2015).

(b)	Not applicable.

(c)(i)	Opinion of Sheshunoff & Co., dated February 23, 2016 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(ii)	Valuation Discussion for the Board of Directors presented by Sheshunoff & Co., dated as of February 16, 2016.

(c)(iii)	Valuation Discussion for the Board of Directors presented by Sheshunoff & Co., dated as of November 17, 2015.

(d)	Agreement and Plan of Merger, dated as February 16, 2016, by and between First Farmers and FFMC Merger Corporation (incorporated herein by reference to Appendix A to the Proxy Statement).

(f)	Chapter 23 of the Tennessee Business Corporation Act (incorporated herein by reference to Appendix C of the Proxy Statement).

(g)	Not applicable.